March 13, 2019

John A. Conklin
Chief Executive Officer
SolarWindow Technologies, Inc.
9375 East Shea Boulevard, Suite 107-B
Scottsdale, AZ 85260

       Re: SolarWindow Technologies, Inc.
           Post-Effective Amendment 1 to Registration Statement
           Filed February 28, 2019
           File No. 333-222809

Dear Mr. Conklin:

       We have reviewed your post-effective amendment and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment 1 to Registration Statement on Form S-1 filed February 28, 2019

General

1. You indicate in the "Explanatory Note" on page 2 that the post-effective amendment updates the financial statements for the fiscal year ended August 31, 2018. Since the filing of the updated financial statements was not timely, please advise whether you have made any offers or sales using the prospectus during the period in which the audited financial statements were not current.
2. Disclosure on page 3 indicates that your common stock is quoted on OTCPink. While issuers of securities quoted on OTCQX and OTCQB of OTC Markets may rely upon our accommodations for at-the-market offerings by selling stockholders where a public or existing market is necessary, those accommodations do not extend to OTCPink. Please revise disclosure throughout the registration statement to indicate that the shares of
 John A. Conklin
SolarWindow Technologies, Inc.
March 13, 2019
Page 2
         common stock being offered for sale by the selling stockholders will be sold at a fixed price which you specify in the prospectus until your shares of common stock are quoted on OTCQX or OTCQB or are listed on a national securities exchange or are quoted on the
         OTCBB.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

      You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Kathryn
McHale, Staff Attorney, at (202) 551-3464 with any questions about comments.



                                                            Sincerely,
FirstName LastNameJohn A. Conklin
                                                            Division of
Corporation Finance
Comapany NameSolarWindow Technologies, Inc.
                                                            Office of
Manufacturing and
March 13, 2019 Page 2                                       Construction
FirstName LastName